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                           June 30, 2021

       Timothy C. Huffmyer
       Vice President and Chief Financial Officer
       Smith Micro Software, Inc.
       5800 Corporate Drive
       Pittsburgh, PA 15237

                                                        Re: Smith Micro
Software, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 25, 2021
                                                            File No. 333-257405

       Dear Mr. Huffmyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Wray, Staff Attorney, at 202-551-3483 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Brian Novosel